MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

April 24, 2009

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Quebec Securities Commission
United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Fronteer Development Group Inc. (the "Corporation")

Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Michael M. Gustin, P.Geo. to the use and public filing of the technical report entitled "Technical Report on the Long Canyon Project, Nye County, Nevada, USA" dated April 24, 2009 (the "Technical Report"). I also confirm that I have read the Corporation's News Release dated March 13, 2009 relating to the Technical Report, that it fairly and accurately represents the information in the Technical Report, and I consent to the use and public filing of the extracts of the Technical Report contained therein.

Sincerely,

State of Washington
2297
Licensed Geologist

Michael M. Gustin, P.Geo.
Mine Development Associates Inc.

Michael M. Gustin

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053